10025757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8-66680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. Select Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 First Street, Suite 303

(No. and Street)

Napa	**CA**	**94559**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Raymond **(707) 253-9953**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

SEC Mail Processing Section

FEB 26 2010

Washington, DC
121

Acknowledgement

State of California
County of Napa

On February 24, 2010 before me, Kathleen Scanlon, personally appeared Jill Raymond who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Seal)

KATHLEEN SCANLON
Commission # 1844658
Notary Public - California
Napa County
My Comm. Expires Apr 14, 2013

U.S. SELECT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Report of Independent Registered Public Accounting Firm

To the Member
U.S. Select Securities LLC

We have audited the accompanying statement of financial condition of U.S. Select Securities LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Select Securities LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
February 23, 2010

U.S. SELECT SECURITIES LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 184,395
Total assets	$ 184,395

Liabilities and Member's Equity

Liabilities	
Commissions payable	$ 76,693
Accounts payable and accrued liabilities	36,643
Total liabilities	113,336
Member's equity	71,059
Total liabilities and member's equity	$ 184,395

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

U.S. Select Securities LLC (the "Company") is a Virginia limited liability company formed on August 11, 2004. The Company is a wholly owned subsidiary of U.S. Advisor LLC ("Parent"). The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily functions as a Dealer-Manager of syndicate offerings of real estate entities sponsored by the Parent and its affiliates.

Cash

Cash consists of cash on deposit with a commercial bank. The balance may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $71,059 which was $63,503 in excess of its required net capital of $7,556. The Company's aggregate indebtedness to net capital ratio was 1.595 to 1.

3. Contingencies

In the ordinary course of business, the Company is a party to two separate customer complaints. The two customers have commenced FINRA arbitration against the Company in these matters. The Company has obtained legal counsel and believes that the complaints are without merit. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of the lawsuits.

4. Related Party Transactions

During 2009, the Company provided Dealer-Manager services to various entities affiliated with the Parent. For the year ended December 31, 2009, one publicly registered, non-exchange traded offering with a two-year term, expiring in March 2010, accounted for more than 90% of the Company's total revenue.

The Company has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent and its affiliates for a pro-rata share of certain expenses allocable to its operations.

An employee of the Parent acts as the registered representative of the Company.

5. Subsequent Events

Management evaluated subsequent events through February 23, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.